                               STOCK PURCHASE AGREEMENT

      THIS STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of the 8th day of February, 1999, is by and among TriStar Aerospace, Inc., a Florida corporation ("TriStar" or "Purchaser"); Standard Parts and Equipment Corporation, a Texas corporation (the "Company"); and the shareholders of the Company executing the signature page attached hereto (the "Shareholders", and together with the Company, the "Sellers").

                                 W I T N E S S E T H:

      WHEREAS, the Company is engaged in the distribution of aerospace hardware and aerospace fasteners and provides related inventory management services (the "Business"); and

      WHEREAS, the Shareholders own all of the outstanding capital stock (collectively, the "Shares") of the Company in the manner set forth on Schedule
3.14 hereto; and

      WHEREAS, the Shareholders desire to sell to Purchaser, and Purchaser desires to purchase from the Shareholders, the Shares; and

      NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.    SALE AND PURCHASE OF SHARES

      1.1 PURCHASE AND SALE OF SHARES. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing (as defined in Section
2.2 hereof), the Shareholders shall assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase from the Shareholders, all right, title and interest in and to all of the Shares, free and clear of all liens, security interests, charges, encumbrances and rights of others.

      1.2 EMPLOYMENT AGREEMENT. Simultaneously with the execution and delivery of this Agreement, Purchaser and each of John W. Ratliff and Lisa Ratliff will enter into an Employment Agreement in the forms attached hereto as Exhibit A1 and A2, respectively (the "Employment Agreements").

      1.3 EXCLUDED ASSETS AND EXCLUDED LIABILITIES. Notwithstanding anything to the contrary in this Agreement, the assets designated as excluded assets on
Schedule 1.3(a) attached hereto and made a part hereof (the "Excluded Assets") and the liabilities designated as excluded liabilities on Schedule 1.3(b) attached hereto and made a part hereof (the "Excluded Liabilities") shall not be owned or owed, respectively, by the Company at the time of the Closing. To the extent the Shareholders are unable to cause the Company to be released from any of the Excluded Liabilities, the Shareholders will jointly and severally indemnify Purchaser therefrom as provided in Section 11 hereof.

      1.4   SECTION 338(h)(10)ELECTION; PAYMENT OF TAXES.

            (a) Purchaser and the Shareholders will join in making an election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended (the "Code"), and any comparable elections under any state or local income tax law (each a "Section 338(h)(10) Election"). The Purchaser will prepare and file all documents and materials necessary in connection with making a Section 338(h)(10) Election within six months from the date of the Closing, and the Shareholders agree to assist the Purchaser and cooperate with the Purchaser in connection therewith and to execute the
      Section 338(h)(10) Election within 30 days from the date Purchaser delivers such election to the Shareholders. The fair market value of the assets of the Company purchased hereby for purposes of any such Section 338(h)(10) Election shall be as mutually agreed by Purchaser and the Shareholders as set forth in Schedule 1.4 attached hereto. The amount of the purchase price and the value of the liabilities assumed hereunder to be allocated among the assets of the Company will be determined in accordance with IRS regulations.

            (b) The Purchaser and the Shareholders will file all tax returns in a manner consistent with the Section 338(h)(10) Election and the valuation of the assets as so determined. Except as otherwise provided below, the Shareholders are solely responsible for the payment of, and shall pay, all federal, state and local income and franchise taxes, penalties and interest of the Company attributable to or arising from (i) the Section 338(h)(10) Election or (ii) any period ending prior to or at the time of the Closing. If any state or local income or franchise tax return is required to be filed on the basis of a single taxable period that encompasses both (i) the period beginning January 1, 1999 and ending with the Closing (the "Pre-closing Taxable Period") and (ii) any period following the Closing, the amount of the taxes, penalties and interest reported on such return for which the Shareholders are solely responsible shall be the amount of such taxes, penalties and interest allocable to the Pre-Closing Taxable Period. The amount of taxes, penalties and interest allocable to the Pre-Closing Taxable Period shall be equal to the taxes, penalties and interest that would have been due had the Company's tax year ended at the end of the day of the Closing and a tax return filed for such period.

            (c) After the execution of this Agreement at the times provided below, the Company shall distribute to the Shareholders cash in an amount sufficient to pay the taxes, penalties and interest of the Shareholders attributable to or arising out of the Company or its activities for the period beginning on January 1, 1999 and ending on the Closing Date (the "Tax Distribution"). Such taxes shall, for purposes of this Section 1.4(c) be deemed to equal the Company's taxable income and gain for such period allocable to the Shareholders multiplied by 42.5% and shall be paid by the Company to Shareholders within 15 days of the date of the filing of the Company's final Form 1120S. The Company shall prepare and file the Form 1120S for such period provided the Shareholders have previously reviewed and approved such Form 1120S. For purposes of this Section 1.4(c), taxable income shall not include the gain recognized pursuant to the Section 338(h)(10) Election or any gain recognized by the Shareholders as a result of the distribution of Excluded Assets by the Company to the Shareholder prior to Closing (as described in Section 1.3).

            (d) Any payments due by the Shareholders to the Company pursuant to Section 1.4(b) or due by the Company to the Shareholders pursuant to
      Section 1.4(c) shall be offset against each other, with any resulting net payment being paid to the Company or the Shareholders, as the case may be.

2.    CONSIDERATION; CLOSING

      2.1   PURCHASE PRICE; CLOSING PAYMENTS.

            (a) PAYMENT TO SHAREHOLDERS AT CLOSING. The consideration to be received by the Shareholders at Closing in exchange for the Shares shall be the following:

                  (i) The amount of (i) $24,400,000 minus (ii) any Scheduled Indebtedness (as defined in Section 2.4) in excess of $4,100,000. Such amount shall be payable in cash at the Closing; and

                  (ii) A subordinated promissory note (the "Note") in the original principal amount of $7.2 million substantially in the form of Exhibit B attached hereto subject to adjustment as provided herein.

            (b)   ADJUSTMENTS TO NOTE.

                  (i) If the Company's Gross Profit (as defined herein) for the calendar year ended December 31, 1999 is less than $10 million (the "Profit Target"), then TriStar may deduct the deficiency from the Note. In addition, for purposes of this Section 2.1(b), Gross Profit shall exclude intercompany sales between the Company and TriStar. As used herein, Gross Profit shall mean the Company's net revenues less its cost to acquire inventory but excluding handling and testing costs. For purposes of this section 2.1 (b)(i) cost of inventory shall be the lower of invoice cost (excluding handling and testing costs) or the book value of such inventory on the Company's books and accounts. The Profit Target and expected revenues of the Company for each quarter during calendar 1999 on a cumulative basis is as follows:


           Quarterly Ending             Cumulative Quarterly
                Date                      Profit Target             Revenues
                ----                      -------------             --------
                                                       (in Millions)
          March 31, 1999                           $2.5                 $7.5

          June 30, 1999                            $5.0                $15.0

          September 30, 1999                       $7.5                $22.5

          December 31, 1999                       $10.0                $30.0


            If the Company has not achieved the cumulative Profit Target for the quarter as indicated above, then the quarterly payment on the Note for the applicable quarter will be deferred until the next quarter. If the Company achieves the cumulative Profit Target for the next quarter, then the quarterly payment for that quarter as well as any deferred quarterly payments will be paid. If the annual Profit Target has not been achieved by the Company by December 31, 1999, then the quarterly payment for the fourth quarter and any deferred quarterly payments will be canceled and discharged in full.

                  (ii) The parties agree that the customers listed on Schedule 2.1(b) hereof shall be designated as the Company's customers ("Standard Customers"). Any purchase orders delivered to Purchaser by the Standard Customers shall be delivered to the Company. If the Company does not have the inventory to fill a purchase order from a Standard Customer but TriStar does have such inventory, TriStar will transfer the necessary inventory to the Company at cost. The Company and TriStar will satisfy any intercompany receivable (other than the $1.7 million receivable described in Section 2.6 hereof) on a monthly basis.

                  (iii) The calculation of the Company's Gross Profit for each applicable quarter shall be set forth on a written statement prepared by Purchaser and delivered to the Shareholders within 45 days of the end of the quarter. The Shareholders shall have the right to contest the statement at any time within 30 days after their receipt thereof by delivering their objection in writing to Purchaser. The parties shall use their best efforts to resolve any contest promptly. If Purchaser and the Shareholders are unable to resolve such dispute within 30 days after notification of such objection, the parties shall submit such dispute to the Dallas office of Ernst & Young, [LLP], certified public accountants ("Independent Auditors"), to make the final determination with respect to the calculation of the Company's Gross Profit in light of the terms and provisions of this Agreement. Each of the parties hereto represents and warrants that such party has not engaged the Independent Auditors and that the Independent Auditors are not affiliated with such party, and such party further agrees not to engage the Independent Auditors until such time as any calculations under this Agreement have been made. The decision of the Independent Auditors shall be final and binding on the parties. The costs and expenses of the Independent Auditors and their services rendered pursuant to this subsection shall be borne equally by the Shareholders and Purchaser.

                  (iv) Intercompany sales between the Company and TriStar shall be recorded at cost of inventory sold, without markup or recognition of gross profit.

            (c) LETTER OF CREDIT. At the Closing, Shareholders shall deliver to TriStar an irrevocable and unconditional letter of credit in the face amount of $2,000,000, issued by an issuing bank and containing such terms as are acceptable to TriStar in its sole discretion (the "Letter of Credit"). The Letter of Credit shall provide, in form and substance acceptable to TriStar, that Purchaser shall be entitled to draw upon such Letter of Credit at any time or from time to time before the expiration of 18 months after Closing for purposes of satisfying a claim pursuant to Sections 2.4, 2.5, 2.6, 11 or 12 of this Agreement merely by presenting to the issuing bank a written notice of such claim, which notice shall include an itemized statement setting forth the calculation of such amount and shall be accompanied by the certificate of Purchaser's chief financial officer to the effect that such claim and the calculation of such amount was determined in good faith. A copy of such notice and certificate shall be provided to the Shareholders concurrently with presentation to the issuing bank.

      2.2 TIME OF CLOSING. A closing (the "Closing") for the sale and purchase of the Shares shall be held at 9:00 a.m., Dallas, Texas time, at the law offices of Crouch & Hallett, L.L.P., 717 North Harwood Street, Suite 1400, Dallas, Texas 75201, commencing as soon as possible after the execution of this Agreement when each of the conditions set forth in Articles 6 and 7 has been satisfied or waived (but in no event more than five business days after satisfaction or waiver of the last of such conditions), and shall proceed promptly to conclusion, or at such other place, time and date as shall be fixed by mutual agreement between Purchaser and the Company. The day on which the Closing shall occur is referred to herein as the "Closing Date."

      2.3 CLOSING PROCEDURE. At the Closing: (i) the Shareholders shall deliver to Purchaser stock certificates duly endorsed to Purchaser and representing the Shares, in form sufficient to vest in Purchaser full record and beneficial title to the Shares and (ii) Purchaser shall deliver to the Shareholders the cash purchase price and the Note as described in Section 2.1 above. Each party will cause to be prepared, executed and delivered all documents required to be delivered by such party pursuant to Article 8 hereof and all other appropriate and customary documents as another party or its counsel may reasonably request for the purpose of consummating the transactions contemplated by this Agreement. All actions taken at the Closing shall be deemed to have been taken simultaneously at 12:01 a.m., Dallas, Texas time on the Closing Date.

      2.4 REPAYMENT OF CERTAIN INDEBTEDNESS. As additional consideration for the Shares and not as a reduction of the consideration to be paid to the Shareholders pursuant to Section 2.1(a), the Purchaser shall cause up to $4.1 million in the combined outstanding indebtedness of the Company identified on
Schedule 2.4 (the "Scheduled Indebtedness") to be repaid in full on the Closing Date, provided that the Purchaser will not be obligated to repay the portion of the Scheduled Indebtedness which exceeds $4.1 million on the Closing Date. The Shareholders will be obligated to repay the portion, if any, by which the Scheduled Indebtedness exceeds $4.1 million on the Closing Date, which amount shall be deducted from the cash portion of the purchase price paid to the Shareholders at Closing. For purposes of this Agreement, the "Scheduled Indebtedness" shall include (a) long-term indebtedness of the Company for borrowed money, (b) all obligations under leases (other than the jet leases described on Schedule 4.8 and those automobile leases in effect on the date of this Agreement pertaining to automobiles furnished by the Company to John W. Ratliff and Lisa K. Ratliff) which shall have been or must be, in accordance with generally accepted accounting principles, recorded as capital leases in respect of which the Company is liable as lessee, and (c) interest incurred on such indebtedness and any fees, expenses and penalties to discharge the indebtedness at Closing.

      2.5   POST-CLOSING PURCHASE PRICE ADJUSTMENT.

            (a) No later than 120 days after the Closing Date, Purchaser shall prepare and deliver to the Shareholders an audited balance sheet of the Company as of the Closing Date (the "Closing Balance Sheet") prepared in accordance with generally accepted accounting principles historically used to prepare the Company's Financial Statements (as defined in Section 3.15). The parties agree that any purchase price allocation adjustment required by the Company for financial reporting purposes shall not be reflected in the Closing

      Balance Sheet used for purposes of computing Net Working Capital as defined in Section 2.5(d) below. The Closing Balance Sheet shall be audited by Arthur Andersen LLP, the Purchaser's independent accountants. Purchaser shall promptly make available to the Shareholders all of the Purchaser's and Arthur Andersen LLP's working papers and other pertinent information used in connection with the preparation of the Closing Balance Sheet.

            (b) Within 30 days after the Closing Balance Sheet is delivered to the Company pursuant to subsection (a) above, the Shareholders shall complete their examination thereof and shall deliver to the Purchaser either (i) a written acknowledgment accepting the Closing Balance Sheet or
      (ii) a written report (the "Objection Report") setting forth in reasonable detail any proposed objections to the Closing Balance Sheet. A failure by the Shareholders to deliver the Objection Report within the required 30-day period shall constitute their acceptance of the Closing Balance Sheet.

            (c) During a period of 20 days following the receipt by the Purchaser of the Objection Report, the Shareholders and Purchaser shall attempt to resolve any differences they may have with respect to the matters raised in the Objection Report. In the event the Shareholders and Purchaser fail to agree on any of Shareholders' proposed adjustments contained in the Objection Report within such 20-day period, then the parties will request that the Independent Auditors make the final determination with respect to the correctness of the proposed adjustments in the Objection Report in light of the terms and provisions of this Agreement. Each of the parties hereto agrees not to engage the Independent Auditors until such time as any post-closing price adjustment has been determined. The decision of the Independent Auditors shall be final and binding on the parties. The costs and expenses of the Independent Auditors and their services rendered pursuant to this subsection shall be borne equally by the Shareholders and Purchaser.

            (d) If, after finalization of the Closing Balance Sheet (which shall be deemed to mean either the acceptance by the Shareholders of the Closing Balance Sheet in accordance with Section 2.5(b) above or, if the Shareholders deliver an Objection Report, upon receipt by Purchaser and the Shareholders of the written final determination rendered pursuant to
      Section 2.5(c) concerning the resolution of the matters raised in the Objection Report pursuant to Section 2.5(c) above), the Net Working Capital (as defined herein) of the Company as set forth on the Closing Balance Sheet is less than $10 million, then the Purchaser may, at its option, deduct from the principal amount of the Note or draw upon the Letter of Credit in the amount of the deficiency. For purposes of this Agreement, "Net Working Capital" shall mean the Company's current assets minus current liabilities but after giving effect to the exclusion of the Excluded Assets and Excluded Liabilities. The determination of current assets and current liabilities will be consistent with generally accepted accounting principles applied on a consistent basis with the Company's historical Financial Statements. The parties agree that any purchase price allocation adjustment required by the Company for financial reporting purposes shall not be reflected in the Closing Balance Sheet used for purposes of computing Net Working Capital as defined in Section 2.5(d) below.

      2.6 INTERCOMPANY RECEIVABLE. The parties agree that TriStar will record an intercompany receivable as of the Closing Date in the amount of $1.7 million (the Intercompany Receivable Amount") relating to certain seasonal inventory purchased by the Company. Between the Closing Date and June 30, 1999, the Company will generate sufficient proceeds from the sale of its inventory to discharge such receivable in full and distribute cash to TriStar in an amount sufficient to discharge the receivable. If the cash received by TriStar from the inventory sales by the Company between the Closing Date and June 30, 1999 is less than the Intercompany Receivable Amount, then TriStar shall be entitled, at its option, to either deduct the amount of the deficiency from the Note or draw upon the Letter of Credit in the amount of the deficiency. In the event that the Scheduled Indebtedness at Closing is less than $4,100,000, then the Intercompany Receivable Amount shall be reduced by an amount equal to the excess of $4,100,000 over the Scheduled Indebtedness at Closing.

      2.7 IMPACT OF PURCHASE PRICE ADJUSTMENTS. The Seller acknowledges that any adjustments to the purchase price contemplated by Sections 2.1(b) and (c), 2.4, 2.5 and 2.6 shall not be subject to the $2 million limitation of Sellers' liability provided for in Section 12(b).

      2.8 ACCESS TO INFORMATION; TAX RETURNS OF THE COMPANY SUBSEQUENT TO CLOSING. The Shareholders shall have the right and obligation to supervise and control the preparation and filing of the federal income tax return and State of Texas franchise returns or alternative reports for electing Subchapter S corporations with respect to the 1998 calendar year and the periods commencing on or after January 1, 1999 and ending on or before the Closing Date. The Shareholders shall pay the costs associated with the preparation and filing of such returns and reports including paying on a timely basis all amounts reflected as due on such returns and reports. The Purchaser shall provide such information and access to the Company's and the Purchaser's books and records, without cost or charge to the Shareholders, and otherwise cooperate with the Shareholders, as the Shareholders shall reasonably deem necessary to accomplish the foregoing and to make or verify any calculations or determinations under this Agreement. Purchaser shall have the right to review and approve (which shall not be unreasonably withheld) all such tax returns prior to filing. The Shareholders will submit such tax returns to Purchaser no later than 20 days prior to filing.

3.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SHAREHOLDERS.

      The Shareholders and the Company represent and warrant to Purchaser the following:

      3.1 ORGANIZATION; GOOD STANDING. The Company is a corporation, duly incorporated, validly existing and in good standing under the laws of Texas and has all requisite corporate power and authority to own and lease its properties and assets and to carry on its business as currently conducted. The Company has no subsidiaries and, other than as disclosed on Schedule 3.1(a), no equity, profit sharing, participation or other ownership interest (including any general partnership interest) in any corporation, partnership, limited partnership or other entity. The Company is duly qualified and licensed to do business and is in good standing in all foreign jurisdictions where such qualification is required, a list of which is set forth on Schedule 3.1(b), except where the failure to qualify would not have a material adverse effect on the Company's financial condition, prospects or results of operations.

      3.2 DUE AUTHORIZATION. The Shareholders have the capacity to enter into and perform this Agreement and the Employment Agreements and the other documents contemplated hereby to the extent each is a party thereto and to carry out the transactions contemplated hereby and thereby. The Company has full corporate power and authority to enter into this Agreement and the other documents contemplated hereby and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company.

      3.3 EXECUTION AND DELIVERY. Each of this Agreement, the Note, the Employment Agreements and the other documents contemplated hereby has been duly executed and delivered by the Company and the Shareholders (to the extent a Shareholder is a party thereto) and constitutes their legal, valid and binding obligation, enforceable against each of them in accordance with its terms, except as may be limited by the availability of equitable remedies or by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally. The execution and delivery by the Company and the Shareholders of this Agreement and the other documents contemplated hereby and the execution and delivery by the Shareholders of the Employment Agreements and the other documents contemplated thereby (to the extent each Shareholder is a party thereto) and the consummation of the transactions contemplated hereby and thereby will not: (i) conflict with or result in a breach of the articles of incorporation or bylaws of the Company, (ii) violate any law, statute, rule or regulation or any order, writ, injunction or decree of any court or governmental authority binding upon or enforceable against the Company or the Shareholders, or (iii) assuming the approvals set forth in Schedule

3.4 are obtained, violate or conflict with or constitute a default under (or give rise to any right of termination, cancellation or acceleration under) any indenture, mortgage, lease, contract (including any customer or supplier contract) or other instrument to which the Company or the Shareholders is a party or by which they are bound.

      3.4   GOVERNMENTAL AND OTHER CONSENTS.  Except as set forth on Schedule
3.4 and except for a filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended (the "HSR Act"), no approval, authorization, consent, order or other action of, or filing with, any governmental authority or administrative agency is required in connection with the execution and delivery by the Company and the Shareholders of this Agreement or the consummation of the transactions contemplated hereby. Except as set forth in Schedule 3.4, no approval, authorization or consent of any other third party is required in connection with the execution and delivery by the Company and the Shareholders of this Agreement and the Employment Agreements (as applicable) and the consummation of the transactions contemplated hereby and thereby.

      3.5 TRANSACTIONS WITH AFFILIATES. At the time of the Closing, neither the Shareholders nor any of the Company's officers, employees or directors or any of foregoing persons' Affiliates (as defined herein) will have any interest in or will own any property or right used principally in the conduct of the Business, except for the ownership of the Excluded Assets. The term "Affiliate" shall mean the Shareholders or any of the Company's officers, employees and directors, any partner of any such person, or any member of the immediate family (including brother, sister, descendant, ancestor or in-law) of any such person, or any corporation, partnership, trust or other entity in which any such person or any such family member has a substantial interest or is a director, officer, partner or trustee.

      3.6 TITLE TO ASSETS. The Company is the sole and exclusive legal owner of all right, title and interest in, and has good and marketable title to, all of the assets used in its business (other than the Excluded Assets), free and clear of liens, claims and encumbrances except (i) liens, claims and encumbrances to be released at Closing, (ii) liens for taxes not yet payable, and (iii) any liens, claims and encumbrances listed on Schedule 3.6 or Schedule
3.7 hereto, which either separately or in the aggregate would have a material adverse effect on the Company's financial condition or results of operations. At the Closing, the assets to be indirectly acquired by Purchaser through its ownership of the Shares shall include, by way of example and not of limitation, the following:

            (a) current assets, accounts receivable, fixtures and leasehold improvements, fixed assets, equipment, tools, inventory and supplies, spare parts, furniture, office equipment and other tangible assets and property used in business operations;

            (b)   leasehold interests and improvements related thereto;

            (c) rights under agreements and contracts entered into by the Company in the ordinary course of its operations;

            (d) customer lists, trade names, trademarks, service marks, software programs and rights related thereto;

            (e) all books and records related to the Company, its assets or the operation of the Business, including all financial, accounting and tax records, computer data and programs, and records and all correspondence with and documents pertaining to suppliers, governmental authorities and other third parties;

            (f)   client records; and

            (g) state, federal and regulatory licenses as required to conduct the Business.

      3.7   REAL PROPERTY.

            (a) REAL PROPERTY DEFINED. All real property (including, without limitation, all interests in and rights to real property) and improvements located thereon which are owned or leased by the Company or owned by JITCO, L.L.C. are listed on Schedule 3.7 or owned by JITCO, L.L.C. (the "Real Property").

            (b) TITLE TO OWNED REAL PROPERTY. With respect to the Real Property that is owned by the Company, which is identified on Schedule 3.7 as being owned by the Company, title to such Real Property is, and at Closing shall be, good and marketable, fee simple absolute, free and clear of all Liens, adverse claims and other matters affecting the Company's title to or possession of such Real Property, including, but not limited to, all encroachments, boundary disputes, covenants, restrictions, easements, rights of way, mortgages, security interests, leases, encumbrances and title objections, except as set forth on Schedule 3.7 and excepting only such easements, restrictions and covenants presently of record which will not, in Purchaser's sole judgment, interfere with or impair Purchaser's intended use of any of the Real Property, reduce the value of any of the Real Property, or prevent Purchaser from obtaining financing of Purchaser's acquisition of the Real Property, which easements, restrictions and covenants are listed on Schedule 3.7 in a manner so that the Real Property to which they relate is readily identifiable. At Closing, title to the Real Property owned by the Company shall be insurable by any title insurance company selected by Purchaser, free of all exceptions except the aforesaid easements, restrictions and covenants which are not objectionable to Purchaser.

            (c) LEASED REAL PROPERTY. With respect to the Real Property that is leased by the Company, which is identified on Schedule 3.7 as being owned by the Company:

                  (i) The Company has delivered to Purchaser a true and complete copy of every lease and sublease to which the Company is a tenant or subtenant (the "Leases"), and shall describe each Lease on
            Schedule 3.7 by listing the name of the landlord or sublandlord, a description of the leased premises, the commencement and expiration dates of the current term, the security deposited by the Company with the landlord or sublandlord, if any, the monthly rental (including base and all additional rents), and whether the Company may assign the Lease to Purchaser (if the consent of the landlord or sublandlord is required for such an assignment, that should be set forth on Schedule 3.7); and

                  (ii) each Lease is, and at Closing shall be, in full force and effect and has not been assigned, modified, supplemented or amended except as listed on Schedule 3.7, and neither the Company nor the landlord or sublandlord under any Lease is in default under any of the Leases, and no circumstances or state of facts presently exists which, with the giving of notice or passage of time, or both, would permit the landlord or sublandlord under any Lease to terminate any Lease.

            (d) ZONING. At Closing the Company shall deliver to the Purchaser certificates of zoning compliance with respect to all of the Real Property located in Texas and Kansas issued by the appropriate municipal authorities, or if no certificate of zoning compliance is generally issued by a municipality in which such Real Property is located, a legal opinion or other evidence reasonably acceptable to the Purchaser that such Real Property is in compliance with all applicable zoning and other land use requirements.

            (e) UTILITY SERVICES. The water, electric, gas and sewer utility services and the septic tank and storm drainage facilities currently available to the Real Property are adequate for the present use of the Real Property by the Company in conducting the Business, are not being appropriated by the Company but rather are being supplied to the Company by utility companies or municipalities pursuant to valid and enforceable contracts, and there is no condition which will result in the termination of the present access from the Real Property to such utility services and other facilities.

            (f) ASSESSMENTS OR HAZARDS. The Company has received no notices, oral or written, from any governmental body, that the assessed value of the Real Property has been determined to be greater than that upon which county, township or school tax was paid for the 1998 tax year applicable to each such tax, or from any insurance carrier of the Company of fire hazards with respect to the Real Property. If, at the time of Closing the Real Property or any portion thereof is affected by any assessment which is or may become payable in annual installments, of which one or more is then payable or has been paid, then for the purpose of this Agreement, all the unpaid installments of any such assessment including, without limitation, those which are to become due and payable after Closing, shall be deemed to be liens on the Real Property and shall be paid or discharged at or prior to Closing.

            (g) EMINENT DOMAIN. The Company has received no notices, oral or written, and has no reason to believe, that any governmental body having the power of eminent domain over the Real Property has commenced or intends to exercise the power of eminent domain or a similar power with respect to all or any part of the Real Property.

            (h) NO VIOLATIONS. The Real Property and the present uses thereof comply with all regulations of all governmental bodies having jurisdiction over the Real Property, and the Company has received no notices, oral or written, from any governmental body, and has no reason to believe, that the Real Property or any improvements erected or situated thereon, or the uses conducted thereon or therein, violate any regulations of any governmental body having jurisdiction over the Real Property. Without limiting the generality of the foregoing, except as set forth on Schedule 3.7, no hazardous or toxic material (as hereinafter defined) exists in any structure located on, or exists on or under the surface of, any of the Real Estate which is, in any case, in violation by the Company of applicable environmental law. No written notice, notification, demand, request for information, citation, summons, complaint or order has been issued or filed, no penalty has been assessed and no investigation or review is pending or threatened by any governmental or other entity, (i) with respect to any alleged violation of any law, ordinance, rule, regulation or order of any governmental entity in connection with the conduct by the Company and relating to a hazardous or toxic material or
      (ii) with respect to any alleged failure by the Company to have any material permit, certificate, license, approval, registration or authorization required in connection with the conduct of the business of the Company relating to a hazardous or toxic material or (iii) with respect to the any generation, treatment, storage, recycling, transportation, disposal or release by the Company of any toxic, caustic or otherwise hazardous material or any petroleum, its derivatives, by-products and other hydrocarbons. Except as set forth on Schedule 3.7, the Company has not handled any hazardous or toxic material on any of its Real Property, whether leased or owned; there is no asbestos on any of the Real Property, whether leased or owned; there has been no release of any hazardous or toxic material on the Real Property, whether leased or owned; and there are no underground storage tanks on the Real Property whether leased or owned. Except as set forth on
      Schedule 3.7, there have no material environmental investigations, studies, audits, test reviews or other analyses conducted by or which are in the possession of the Company in relation to any property or facility now or previously owned or leased by the Company. For purposes of this Section, "hazardous or toxic material" shall mean waste, substance, materials, smoke, gas or particulate matter designated as hazardous, toxic or dangerous under any environmental law. For purposes of this Section, "environmental law" shall include the Comprehensive Environmental Response Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Occupational Safety and Health Act of 1970 and the Safe Drinking Water Act, as any of same may be amended, and any other applicable American or Canadian federal, provincial, state or local environmental, health or safety law, rule or regulation relating to or imposing liability or standards concerning or in connection with hazardous, toxic or dangerous waste, substance, materials, smoke, gas or particulate matter.

            (i) IMPROVEMENTS. The improvements located on the Real Property are in good condition and are structurally sound, and all mechanical and other systems located therein are in good operating condition, subject to normal wear, and no condition exists requiring material repairs, alterations or corrections.

            (j) NO ENCUMBRANCES. Between the date of this Agreement and Closing the Company shall not sell, mortgage or encumber the Real Property, or do or permit any act which diminishes title to or value of the Real Property other than Excluded Assets.

            (k) PUBLIC IMPROVEMENTS. No work for municipal improvements has been commenced on or in connection with the Real Property or any street adjacent thereto. No assessment for public improvements has been made against the Real Property which remains unpaid. No notice from any county, township or other governmental body has been served upon the Real Property or received by the Company requiring or calling attention to the need for any work, repair, construction, alteration or installation on or in connection with the Real Property which has not been complied with.

            (l) FLOOD PLAIN. Except as set forth on Schedule 3.7, no part of the Real Property contains, is located within, or abuts any flood plain, navigable water or other body of water, tideland, wetland, marshland or any other area which is subject to special state, federal or municipal regulation, control or protection. At Closing, the Company shall deliver to the Purchaser evidence, issued by an appropriate governmental authority, that the preceding representation and warranty is true and correct as of the Closing.

            (m) EXECUTORY CONTRACTS. Set forth on the Schedule 3.7 is a description of all executory contracts made by or on behalf of the Company, or by which the Company is bound, with respect to the Real Property ("Executory Contracts") including, without limitation, operation, management, maintenance, utility, and construction contracts. Prior to the Closing the Company shall deliver to the Purchaser a true and complete copy (the original execution copy, if available) of each of the Executory Contracts.

      3.8   CONDITION OF ASSETS.

            (a) All of the assets of the Company viewed as a whole and not on an asset by asset basis are in good condition and working order, ordinary wear and tear excepted, and are reasonably suitable for the uses for which intended, free from any defects known to any Seller, except such minor defects, as do not substantially interfere with the continued use thereof. The Company has in force such insurance of its properties and operations as is set forth on Schedule 3.8(a).

            (b) The accounts receivable of the Company as set forth on the Balance Sheet or arising since the date thereof and as will be set forth on the Closing Balance are reflected thereon and will be reflected thereon in accordance with generally accepted accounting principles. The allowance for collection losses on the Balance Sheet has been and on the Closing Balance will be determined in accordance with generally accepted accounting principles consistent with past practice. Except as set forth on Schedule 3.8(b), the accounts receivable of the Company reflected on the Balance Sheet and to be reflected on the Closing Balance Sheet will be collected in full within 150 days of the date of such balance sheets.

            (c) All inventory of the Company used in the conduct of the Business reflected on the Balance Sheet or acquired since the date thereof was acquired and has been maintained in the ordinary course of business, consists substantially of good and merchantable quality, saleable in the ordinary course of business and has been recorded on the Balance Sheet in
      accordance with generally accepted accounting principles.   All inventory
      of the Company used in the Business to be reflected on the Closing Balance Sheet was or will be acquired and has been or will be maintained in the ordinary course of business, saleable in the ordinary course of business and will consist substantially of good and merchantable quality and will be recorded in the Closing Balance Sheet in accordance with generally accepted conduct of accounting principles. The Company possesses, and at Closing will possess, all documentation (as has been represented to the Company by the source of supply) of certifications for product conformance to applicable specifications and/or records relating to traceability to source of supply for each item of inventory that has not been fully reserved for on the Company's Financial Statements as is required for the Company to sell or otherwise transfer all items of inventory (for use in its intended manner of usage) in accordance with applicable law and industry practice.

            (d) To the Shareholders' knowledge, based on a review of all devices, systems, machinery, information technology, computer software and hardware and other date sensitive technology (jointly and severally the "Systems") necessary for the Company to carry out its business as presently conducted and as contemplated in the future are Year 2000 Compliant. For the purposes of this Section, Year 2000 Compliant means that such Systems are designed to be used prior to, during and after the Gregorian calendar year 2000 A.D. and will operate during each such time period without error relating to date data, specifically including any error relating to, or the product of, date data which represents or references different centuries or more than one century.

      3.9 GOVERNMENTAL LICENSES. Schedule 3.9 lists all licenses, permits, orders, approvals, authorizations and filings issued to the Company by a governmental or regulatory authority in connection with the lawful ownership and operation of the Company's business (the "Governmental Licenses"), except for any Governmental Licenses where the failure to hold such Governmental Licenses would not have a material adverse effect on the Company. The Company has furnished to Purchaser true and accurate copies of all such Governmental Licenses, and each Governmental License is in full force and effect and is valid under applicable federal, state and local laws.

      3.10  TAX MATTERS.

            (a) All tax reports and returns relating to the Company's assets and operations (including sales, use, income, property, franchise and employment taxes) that are due have been filed with the appropriate federal, state and local governmental agencies, and Sellers have paid all taxes, penalties, interest, deficiencies, assessments or other charges due as reflected on the filed returns or claimed to be due by such federal, state or local taxing authorities (other than taxes, deficiencies, assessments or claims which are being contested in good faith and which in the aggregate are not material). There are no examinations or audits pending or to the knowledge of any Shareholders, threatened, or unresolved examinations or audit issues with respect to any federal, state or local tax returns relating to the Company's assets and operations. All additional taxes and any interest or penalties associated therewith, if any, assessed as a result of such examinations or audits have been paid. There are no pending, or to the Shareholders' knowledge, any threatened, claims or proceedings relating to, or asserted for, taxes, penalties, interest, deficiencies or assessments against the Company. The Company has not been and is not a party to or bound by any tax indemnity, tax sharing or tax allocation agreement. The Company is not a party to any agreement, contract, arrangement or plan that has resulted or could result individually or in the aggregate in the payment of "excess parachute payments" within the meaning of 280G of the Code. The Company has delivered to Purchaser true, accurate and complete copies of all tax returns and filings relating to the Company's assets and operations for the last three years and any related correspondence from the Company, the Shareholders or applicable taxing authority relating to such returns and filings. The Company has not incurred any tax liability for its taxable years beginning January 1, 1997 other than in respect of the conduct of the business of the Company in the ordinary course. With respect to any period up to the Closing Date for which tax returns have not yet been filed, or for which taxes are not yet due or owing, the Company has made (or with respect to any period after the end of the most recent fiscal quarter will make) due and sufficient current accruals for any such taxes owed by it in its books and records in accordance with generally accepted accounting principles.

            (b) The Company is an S Corporation as defined in Section 1361 of the Code and has been an S Corporation since October 1, 1987. The Shareholders which are trusts are qualified Subchapter S trusts and have duly, properly and timely made all filings required in connection therewith.

      3.11 LITIGATION. Except as set forth on Schedule 3.11, there is no order of any court, governmental agency or authority and no action, suit, proceeding or investigation, judicial, administrative or otherwise, of which the Company or the Shareholders have actual knowledge that is pending or threatened against or affecting the Company which, if adversely determined, might materially and adversely affect the business, operations, properties, assets, prospects or conditions (financial or otherwise) of the Company or which challenges the validity or propriety of any of the transactions contemplated by this Agreement.

      3.12  REPORTS AND GOVERNMENTAL COMPLIANCE.

            (a) The Company has duly filed all reports required to be filed by law or applicable rule (including filings or reports required by the Federal Aviation Authority), regulation, order, writ or decree of any court, governmental commission, body or instrumentality (except where the failure to so file would not individually or in the aggregate have a material adverse effect on the business, operations, prospects, properties, assets or conditions (financial or otherwise) of the Company) and have made payment of all charges and other payments, if any, shown by such reports to be due and payable.

            (b) The Company and the manner in which it operates its business and use of its properties and assets are in substantial compliance with any applicable law, ordinance or regulation of any federal, state or government agency. The Company has not received any notice of any violation or alleged violation from any governmental agency relating thereto.

      3.13  EMPLOYEE MATTERS.

            (a) Schedule 3.13 sets forth all liabilities of the Company under The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or similar laws with respect to employee benefit plans. Except as set forth on Schedule 3.13, no "plan" which is subject to Part 3 of Subtitle B of Title I of ERISA or Section 412 of the Code has incurred an accumulated funding deficiency as the term is defined in Section 302 of ERISA or
      Section 412 of the Code (whether or not waived). None of the Company nor any of its affiliates has ever sponsored, adopted, maintained or been obligated to contribute to a "multiemployer plan" as such term is defined in Section 3(37) of ERISA. No liability under Title IV of ERISA has been incurred by the Company or an affiliate thereof that has not been satisfied in full, and no condition exists that presents a material risk to the Company or its affiliates of incurring liability under such Title, other than for premiums due to the Pension Benefit Guaranty Corporation. Except as set forth in Schedule 3.13, the Company has made or will make all contributions required to be made by it under any employee benefit plan for all periods through and including the Closing Date.

            (b) Except as set forth in Schedule 3.13, the Company has and at the Closing Date will have, no obligations, contingent or otherwise, written or oral, under any employment contract or Employee Benefit Plan (as defined) other than (i) those listed in Schedule 3.13, true and correct copies, or descriptions, of which have been delivered to Purchaser, (ii) normal salary or wage accruals, (iii) normal salesman and management incentive compensation pursuant to the arrangements described on Schedule 3.13 in accordance with the Company's past custom and practice, (iv) paid vacations, sick leave and holiday accruals in accordance with the Company's past practice and policy which is described on Schedule 3.13 and (v) compensation increases for employees of the Company (other than the Shareholders) that are approved by TriStar in writing. The Company has performed all obligations required to be performed under all such agreements or Employee Benefit Plans and are not in arrears or breach under any of the terms thereof. "Employee Benefit Plan" means "employee benefit plan" as defined in Section 3(3) of ERISA, and any other plan, program, arrangement, contract or agreement which the Company has maintained, sponsored, adopted or obligated itself under with respect to one or more employees' or former employees' benefits, including, but not limited to, short-term or long-term sickness or disability, bonus or incentive compensation, stock option or equity participation plans, severance pay, vacation pay, deferred compensation or stock purchase plans.

            (c) The Company is not a part to or obligated under or with respect to any collective bargaining agreements, arrangements or contracts with any labor union or other representative of employees or any employee benefits provided by any such agreement. No employees of the Company are represented by any labor organization. No labor organization or group of employees has made a pending demand for recognition or certification. Except as set forth in Schedule 3.13, no work stoppage, slowdown, strike, union organizational activity, allegation, charge or complaint of employment discrimination or other similar occurrence has occurred during the Company's past three completed fiscal years, or is pending or threatened against the Company; nor does the Company or the Shareholders know any basis for any such allegation, charge, or complaint. The Company and each of the Subsidiaries is in compliance and have complied with all applicable laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, the Worker Adjustment and Retraining Notification Act of 1988 and any similar state or local "plant closing" law, collective bargaining and the payment of Social Security taxes and any state taxes. Except as set forth on Schedule 3.13, there are no administrative charges or court complaints pending or, to the knowledge of the Company and the Shareholders, threatened against the Company before the U.S. Equal Employment Opportunity Commission or any state, federal or foreign court or agency concerning alleged employment discrimination or any other matter relating to the employment of labor. There is no unfair labor practice charge or complaint pending or, to the knowledge of the Company and the Shareholders, threatened against the Company before the National Labor Relations Board or any similar state, local or foreign labor relations body. To the knowledge of the Company and the Shareholders, the Company's relations with their respective employees are good.

      3.14 CAPITALIZATION. All of the issued and outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable, and are owned of record and beneficially by the Shareholders. Schedule 3.14 sets forth the capitalization (including any capital stock held in treasury) of the Company as of the Closing Date including the number of the Shares owned by each Shareholder. There is no outstanding subscription, contract, option, warrant, call or other right obligating the Company to issue, sell, exchange or otherwise dispose of, or to purchase, redeem or otherwise acquire, shares of, or securities convertible into or exchangeable for, capital stock of the Company. The Shareholders are the sole and beneficial owners of the Shares, and no Shareholder has notice of any adverse claim, lien or encumbrance against the Shares.

      3.15  FINANCIAL STATEMENTS AND RECORDS OF THE COMPANY.

            (a) The Company has delivered to Purchaser (or with respect to the 1998 audit, will deliver prior to Closing) true, correct and complete copies of the following financial statements of the Company: audited balance sheets as of December 31, 1994, 1995, 1996, 1997 and 1998 (the balance sheet as of December 31, 1998 being referred to as the "Balance Sheet") and related audited statements of income, cash flow and changes in stockholders' equity for the years then ended, including the notes thereto in each case examined by and accompanied by the report of McCaslin & Company, P.C. (collectively referred to as the "Company's Financial Statements").

            (b) The Company's Financial Statements present (or will present with respect to the Closing Balance Sheet) fairly the assets, liabilities and financial position of the Company as of the dates thereof and the results of operations thereof for the periods then ended and have been (or with respect to the Closing Balance Sheet will be) prepared in conformity with generally accepted accounting principles applied on a consistent basis with prior periods, except with respect to the interim financial statements, the lack of footnotes thereto and subject to normal year-end adjustments. The books and records of the Company have been and will be until the Closing Date and are being maintained and will be maintained through the Closing Date in accordance with good business practice, reflect and will reflect only valid transactions, are and will be complete and correct in all material respects, and present and will present fairly in all material respects the basis for the financial position and results of operations of the Company set forth in the Company's Financial Statements.

            (c) The accounts payable on the Company's Closing Balance have been incurred in the ordinary course of business and relate to invoices dated no more than 60 days prior to the Closing Date.

      3.16 ABSENCE OF CERTAIN CHANGES. Except as disclosed on Schedule 3.16 or otherwise contemplated by this Agreement, since December 31, 1998, the Company has not (i) suffered any change in its financial condition, results of operations or prospects other than changes in the ordinary course of business that, individually or in the aggregate, have had a material adverse effect on the Company, (ii) acquired or disposed of any asset, or incurred, assumed, guaranteed or endorsed any liability or obligation, or subjected or permitted to be subjected any material amount of assets to any lien, claim or encumbrance of any kind, except in the ordinary course of business, (iii) except as set forth on Schedule 3.18 entered into or terminated any Material Contract (as hereinafter defined), or agreed or made any material changes in any Material Contract, other than renewals and extensions thereof in the ordinary course of business, (iv) declared, paid or set aside for payment any dividend or distribution with respect to its capital stock, (v) entered into any collective bargaining, employment, consulting, compensation or similar agreement with any person or group or (vi) entered into, adopted or amended any employee benefit plan. At all times from the date of this Agreement through the Closing Date, the Shareholders will cause the

Company to be operated in the ordinary course of business, except for such changes as are contemplated by this Agreement.

      3.17 MATERIAL UNDISCLOSED LIABILITIES. Other than as set forth on the Company Financial Statements, there are no liabilities or obligations of the Company of a nature required to be disclosed on financial statements prepared in accordance with generally accepted accounting principles.

      3.18  CONTRACTS AND AGREEMENTS.

            (a) Schedule 3.18 contains a list, complete and accurate in all material respects, of all of the following categories of contracts and agreements to which the Company is bound at the date hereof: (i) employee benefit plans, employment, consulting or similar contracts, (ii) contracts relating to leasehold interests, (iii) contracts that involve remaining aggregate payments by the Company in excess of $10,000 or which have a remaining term in excess of one year, (iv) insurance policies, (v) any contract containing non-competition or exclusivity covenants or restrictions; (vi) powers of attorney, (vii) supplier contracts, customer contracts, distributor contracts or inventory management contracts (collectively, "Distributor Contracts"), and (viii) other contracts not made in the ordinary course of business (collectively the "Material Contracts"). The Company is not in default with respect to any of the Material Contracts.

            (b) Each of the Material Contracts is valid and enforceable in accordance with its terms; the Company is, and to the Company's knowledge all other parties thereto are, in compliance with the provisions thereof; the Company is not, and to the Company's knowledge no other party thereto is, in default in the performance, observance or fulfillment of any material obligation, covenant or condition contained in any Material Contract; and no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute a default under any Material Contract.

            (c) The Company has not received any notice from any party to any Distributor Contract that such party wishes to terminate such Distributor Contract or does not want to renew any such Distributor Contract upon the expiration of its current term.

      3.19 COMPLETENESS OF DISCLOSURE. No representation or warranty by the Company or the Shareholders in this Agreement nor any certificate, schedule, statement, document or instrument furnished in writing or to be furnished in writing to Purchaser pursuant hereto, or in connection with the negotiation, execution or performance of this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make any statement herein or therein not misleading.

      3.20 FINDERS AND BROKERS. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by the Shareholders directly with Purchaser and the Purchaser's broker. No person has as a result of any agreement or action of the Company or the Shareholders any valid claim against any of the parties hereto for a brokerage commission, finder's fee or other like payment.

      3.21 AVAILABILITY OF DOCUMENTS. Sellers have made available to Purchaser copies of all documents and information, including without limitation all agreements, contracts, commitments, insurance policies, leases, plans, instruments, undertakings authorizations, permits, licenses, patents, trademarks, tradenames, service marks, copyrights and applications therefor listed in the schedules attached hereto and any financial or operating data requested by Purchaser. Such copies or information are true and complete. All such copies of documents include all amendments, supplements and modifications thereto or waivers currently in effect thereunder.

      3.22 JITCO OWNERSHIP INTEREST. The Company owns a twenty-five percent (25%) ownership interest in JITCO, L.L.C., a Kansas limited liability company ("JITCO"). At or prior to Closing, the Company will use its best efforts to cause JITCO to make a Section 754 election under the Code.

      3.23 INSURANCE. Attached hereto as Schedule 3.23 is a correct and complete list and description, including policy numbers, names and addresses of insurers and expiration dates, of all insurance policies owned by the Company, and the Company has delivered to Purchaser true and complete copies of all such policies. Such policies are in full force and effect, and the Company is not in default under any of them. Except as set forth on Schedule 3.23, the Company has not received any notice of (a) cancellation or intent to cancel, or (b) increase or intent to increase premiums, with respect to such insurance policies and neither the Company nor any of the Shareholders is aware of any basis for any such action. Such policies are sufficient for compliance by the Company with workers' compensation and all obligations under material Contracts and provide adequate coverage for the Company and its properties, assets and business operations as presently conducted.

4.    REPRESENTATIONS AND WARRANTIES OF PURCHASER

      Purchaser represents and warrants to the Sellers as follows:

      4.1 ORGANIZATION AND GOOD STANDING. TriStar is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Florida and has all requisite corporate power and authority to own and lease its properties and carry on its business as currently conducted.

      4.2 DUE AUTHORIZATION. TriStar has full corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the Employment Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of TriStar.

      4.3 EXECUTION AND DELIVERY. This Agreement, the Note, the Employment Agreements and the other documents to be executed and delivered by TriStar pursuant hereto (the "Purchaser Documents") have been or will be duly executed and delivered by TriStar and constitute its legal, valid and binding obligations, enforceable against it in accordance with their respective terms, except as may be limited by the availability of equitable remedies or by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally. The execution and delivery by TriStar of the Purchaser Documents and the consummation of the transactions contemplated hereby and thereby will not: (i) conflict with or result in a breach of the certificate of incorporation or bylaws of TriStar, (ii) violate any law, statute, rule or regulation or any order, writ, injunction or decree of any court or governmental authority, or (iii) violate or conflict with or constitute a default under (or give rise to any right of termination, cancellation or acceleration under) any indenture, mortgage, lease, contract or other instrument to which TriStar has been or will be a party or by which its assets are bound or affected.

      4.4 GOVERNMENTAL AND OTHER CONSENTS. Except for a filing under the HSR Act, no approval, authorization, consent, order or other action of, or filing with, any governmental authority or administrative agency is required in connection with the execution and delivery by TriStar of the Purchaser Documents or the consummation of the transactions contemplated thereby. Except for those which have been obtained, no approval, authorization or consent of any other third party is required in connection with the execution and delivery by TriStar of the Purchaser Documents and the consummation of the transactions contemplated thereby.

      4.5 REPORTS AND GOVERNMENTAL COMPLIANCE; LICENSES. Purchaser has, to the best of its knowledge, duly filed all material reports required to be filed by law or applicable rule, regulation, order, writ or decree of any court, governmental commission, body or instrumentality (except where the failure to so file would not individually or in the aggregate have a material adverse effect on the business, operations, properties, assets or conditions (financial or otherwise) of Purchaser and its subsidiaries and has made payment of all charges and other payments, if any, shown by such reports to be due and payable. The Purchaser and its subsidiaries hold all licenses, permits, orders, approvals and authorizations in connection with the lawful operation of their business, except where such failure to hold the same would not have a material adverse effect on the Purchaser and its subsidiaries.

      4.6 FINDERS AND BROKERS. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by Purchaser directly with the Shareholders and the Company, other than the Purchaser's
broker, SunTrust Equitable Securities ("SunTrust").   No person has as a result
of any agreement or action of Purchaser any valid claim against any of the parties hereto for a brokerage commission, finder's fee or other like payment, other than SunTrust.

      4.7 LITIGATION. There is no order of any court, governmental agency or authority and no action, suit, proceeds or investigation, judicial, administrative or otherwise, of which the Purchaser has actual knowledge that is pending or threatened against or affecting the Purchaser which challenges the validity or propriety of any of the transactions contemplated by this Agreement.

      4.8 JET LEASE. As of the Closing Date, the Company will be a party to those certain lease agreements listed on Schedule 4.8 for the use by the Company of a private jet for a period of 30 months after Closing. Subject to the lease agreement, the jet shall be made available at all times by the Company to John
W. Ratliff, its President for his use at any time and from time to time for and during the 30 month lease term and all expenses pertaining to such use shall be paid by the Company, irrespective whether John W. Ratliff's employment as the President of the Company shall terminate prior to the end of such thirty (30) month period.

      4.9 PROFIT SHARING PLAN; BONUSES. No later than the due date plus extensions for filing the Company's Form 1120S for calendar year 1998, Purchaser shall cause the Company to make a contribution to the Company's Profit Sharing Plan under Section 401(a) of the Code in an amount not to exceed the accruals for such contribution as reflected on the Balance Sheet. The Company shall claim a deduction for the 1998 calendar year for any contributions made to the Profit Sharing Plan which have been accrued on the books of the Company at December 31, 1998 irrespective of when the payment is made. Purchaser shall cause the Company to make pay bonuses to the Company's employees (other than John W. Ratliff and Lisa K. Ratliff) in an aggregate amount not to exceed the accruals for such bonuses as reflected on the Balance Sheet. Allocation of such bonus payments shall be made by the Company in such proportions as John W. Ratliff, as President of the Company, shall determine in his sole discretion. With respect to any bonuses accrued on the books of the Company at December 31, 1998, the Company shall be entitled to claim a deduction for the 1998 calendar year or for the period beginning on January 1, 1999 and ending on the Closing Date.

5.    CERTAIN COVENANTS AND AGREEMENTS

      The Sellers, jointly and severally, covenant and agree that, from and after the execution and delivery of this Agreement to and including the Closing Date (and thereafter as reflected below), they shall cause the Company to comply with the covenants set forth below, and Purchaser covenants and agrees that it shall similarly comply with said covenants.

      5.1 ACCESS. Upon reasonable notice, the Sellers will give to Purchaser and its counsel, accountants and other authorized representatives, full access during reasonable business hours to all of the Company's properties, books, contracts, documents and records and shall furnish Purchaser with all such information concerning the affairs of the Company, including financial statements, as the Purchaser may reasonably request in order that Purchaser may have full opportunity to make such reasonable investigations as it shall desire for the purpose of verifying the performance of and compliance with the representations, warranties, covenants and the conditions contained herein or for other purposes reasonably related to the transactions contemplated hereby. The Sellers will take all action necessary to enable Purchaser, its counsel, accountants and other representatives to discuss the affairs, properties, business, operations and records of the Company at such times and as often as the Purchaser may reasonably request with executives, independent accountants and counsel of the Company and the Shareholders. In the event that the Closing does not occur and this Agreement is terminated, the Sellers, on the one hand, and Purchaser, on the other, shall (i) maintain the confidentiality of all information obtained from the other party in connection herewith, except for such information as is in the public domain (unless due to the action of any party owing an obligation of confidentiality to the Sellers), (ii) not use any such information so obtained to the detriment or competitive disadvantage of the other party, and (iii) promptly return copies of all books, records, contracts and any other documentation of the other delivered to such party pursuant to the transactions contemplated hereby.

      5.2 BEST EFFORTS. Each of the Sellers and Purchaser shall take all reasonable action necessary to consummate the transactions contemplated by this Agreement and will use all reasonably necessary means at its disposal to obtain all necessary consents and approvals of other persons and governmental authorities required to enable it to consummate the transactions contemplated by this Agreement. Each party shall make all filings, applications, statements and reports to all governmental agencies or entities which are required to be made prior to the Closing Date by or on its behalf pursuant to any statute, rule or regulation in order to consummate the transactions contemplated by this Agreement, and copies of all such filings, applications, statements and reports shall be provided to the other.

      5.3 PUBLIC ANNOUNCEMENTS. Prior to the Closing Date, all notices to third parties and other publicity relating to the transactions contemplated by this Agreement shall be jointly planned and agreed to by the Company and Purchaser; provided, however that any required public disclosures related to any regulatory or governmental filing or requirement may be made by any party, after notice to the other parties, without such other party's consent.

      5.4 ORDINARY COURSE OF BUSINESS. Except as contemplated by this Agreement, during the period from the execution and delivery of this Agreement through the Closing Date, the Company shall (i) conduct its operations in the ordinary course of business consistent with past and current practices, (ii) use reasonable best efforts to maintain and preserve intact its goodwill and business relationships, (iii) not enter into any agreement which involves the payment by the Company of an aggregate amount exceeding $10,000, or which has a term exceeding one year (other than the jet leases described in Section 4.8),
(iv) not increase, or agree to increase, the level of compensation payable to any of its employees, except for increases in compensation of employees of the Company (other than the Shareholders) that are approved by TriStar in writing;
(v) incur additional indebtedness or (vi) take any action which would cause any representation contained in Section 3 to be untrue as of the Closing Date. The Sellers agree to notify the Purchaser immediately of any material adverse change in the Business or the assets of the Company prior to the Closing Date.

      5.5 NO SOLICITATIONS. From the date hereof until the Closing or until this Agreement is terminated or abandoned as provided in this Agreement, neither the Company nor any of the Shareholders, nor any of the Company's officers, directors, employees or agents, shall directly or indirectly (i) solicit or initiate discussion with or (ii) enter into negotiations or agreements with, or furnish any information that is not publicly available to, any corporation, partnership, person or other entity or group (other than Purchaser or its authorized representatives pursuant to this Agreement) concerning any proposal for a merger, sale of substantial assets, sale of shares of stock or securities or other takeover or business combination transaction (an "Acquisition Proposal") involving the Company, and each of the Shareholders and the Company will instruct its officers, directors, advisors and its financial and legal representatives and consultants not to take any action contrary to the foregoing provisions of this sentence. The Company will notify Purchaser promptly in writing if the Company becomes aware that any inquiries or proposals are received by, any information is requested from or any negotiations or discussions are sought to be initiated with, the Company with respect to an Acquisition Proposal, and the Company shall promptly deliver to Purchaser any written inquiries or proposals received by the Company relating to an Acquisition Proposal.

      5.6   HSR COMPLIANCE.   As soon as possible and in no event later than 15
days after the date hereof, the Company and Purchaser shall make their respective filings and submissions and shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to comply with the provisions of the HSR Act.

      5.7 RCM AGREEMENT. On or prior to the Closing Date, the Sellers shall cause that certain Consulting and Management Agreement, dated as of January 1, 1998 by and between the Company and RCM Corporation, Inc., a Texas corporation (the "RCM Agreement"), to be terminated and all liabilities and obligations of the Company owed or existing thereunder to be discharged in full. As consideration for the termination of the RCM Agreement and the discharge of all Company liabilities and obligations thereunder, Purchaser shall pay the Company the sum of $100,000 at the Closing.

      5.8 LEASE OF FORTH WORTH FACILITY. At the Closing, the Shareholders and the Purchaser will enter into a lease (the "Fort Worth Lease") on mutually acceptable terms providing for the lease of the facility in Fort Worth, Texas for a one-year period at an annual rate of $10.00 with the right to lease such facility for such additional term or terms and at such market rates as are mutually agreeable to the parties.

      5.9 DISCLOSURE SCHEDULES. Within 10 days hereof, the Sellers will deliver the Schedules contemplated hereby to be delivered by Seller and Purchaser will deliver the Schedules contemplated hereby to be delivered by Purchaser. Purchaser will have 10 days after receipt of such schedules from Seller to accept the Schedules to be delivered by Seller or terminate this Agreement without penalty.

6.    CONDITIONS TO PURCHASER'S CLOSING

      All obligations of Purchaser under this Agreement shall be subject to the fulfillment at or prior to the Closing of the following conditions, it being understood that Purchaser may, in its sole discretion, waive any or all of such conditions in whole or in part:

      6.1 REPRESENTATIONS, ETC. The Sellers shall have performed the covenants and agreements contained in this Agreement that are to be performed by each of them at or prior to the Closing, and the representations and warranties of the Sellers contained in this Agreement shall be true and correct in all material respects as of the Closing Date with the same effect as though made at such time (except as contemplated or permitted by this Agreement).

      6.2 CONSENTS. All consents and approvals of governmental agencies, and from any other third parties required to consummate the transactions contemplated by this Agreement, shall have been obtained and shall be in full force and effect.

      6.3 NO ADVERSE LITIGATION. No order or preliminary or permanent injunction shall have been entered and no action, suit or other legal or administrative proceeding by any court or governmental authority, agency or other person shall be pending or threatened on the Closing Date which may have the effect of (a) making any of the transactions contemplated hereby illegal,
(b) materially adversely affecting the value of the assets or business of the Company or (c) making Purchaser liable for the payment of a material amount of damages to any person as a result of this Agreement.

      6.4 MATERIAL ADVERSE CHANGES. There shall have occurred no material adverse change in the business, properties, assets, liabilities, prospects, results of operations or condition, financial or otherwise, of the Company, nor shall the Company have lost one or more customers and/or suppliers responsible in the aggregate for a material amount of the Company's business.

      6.5 CLOSING DELIVERIES. Purchaser shall have received each of the documents or items required to be delivered to it pursuant to Section 8.1 hereof.

      6.6 HSR ACT. All applicable waiting periods under the HSR Act shall have been terminated or shall have expired without objection or action which would prevent the consummation of the sale of the Shares.

      6.7 COMPLETION OF DUE DILIGENCE REVIEW. Purchaser will have completed within 45 days of the date hereof its due diligence review of the Company's business and operations and shall be satisfied with the results thereof in its sole discretion.

      6.8 DISTRIBUTOR AGREEMENTS. The Company will have obtained for each of the distributor agreements between it and the parties listed on Schedule 6.8 (the "Suppliers") a new agreement between Purchaser or an Affiliate of Purchaser and the Supplier substantially similar to the agreement between the Company and the Supplier.

      6.9 FINANCING. Purchaser will obtain financing adequate to perform its obligations hereunder on such terms as Purchaser shall deem to be satisfactory in its sole discretion.

      6.10 LEASES. The real property owned by the Company and located in Fort Worth, Texas will be distributed to the Shareholders. The Company and the Shareholders will enter into the Fort Worth Lease.

      6.11 TAX STATUS. Immediately prior to the Closing, the Company shall be an S-Corporation as that term is defined in the Code.

      6.12 SCHEDULES. Seller shall have delivered the Schedules required to be delivered by it within 10 days following execution of this Agreement, as required by Section 5.9, which schedules shall be acceptable to Purchaser in its sole discretion.

7.    CONDITIONS TO COMPANY'S AND THE SHAREHOLDERS' CLOSING

      All obligations of the Sellers under this Agreement shall be subject to the fulfillment at or prior to the Closing of the following conditions, it being understood that the Sellers may, in their sole discretion, waive any or all of such conditions in whole or in part:

      7.1 REPRESENTATIONS, ETC. Purchaser shall have performed the covenants and agreements contained in this Agreement that are to be performed by it at or prior to the Closing, and the representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects as of the Closing Date with the same effect as though made at such time (except as contemplated or permitted by this Agreement).

      7.2 NO ADVERSE LITIGATION. No order or preliminary or permanent injunction shall have been entered and no action, suit or other legal or administrative proceeding by any court or governmental authority, agency or other person shall be pending or threatened on the Closing Date which may have the effect of making any of the transactions contemplated hereby illegal.

      7.3 HSR. All applicable waiting periods under the HSR Act shall have been terminated or shall have expired without objection or action which would prevent the consummation of the sale of the Shares.

      7.4 CLOSING DELIVERIES. The Sellers shall have received each of the documents or items required to be delivered to them pursuant to Section 8.2 hereof.

      7.5 SCHEDULES. Purchaser shall have delivered the Schedules required to be delivered by it within 10 days following execution of this Agreement, as required by Section 5.9, which Schedules shall be acceptable to Shareholders in their sole discretion.

      7.6 GUARANTY. TriStar will execute and deliver a guaranty in favor of the lessor of the jet named in the jet lease described in Section 4.8 in the form provided by such lessor, provided that (i) the liability of TriStar thereunder shall not exceed the cumulative lease payments for 60 months per lease from inception of the lease, as provided in such lease and (ii) in the event that TriStar elects to terminate such leases after 30 months from inception, (A) TriStar shall be responsible for the first $100,000 of termination costs and fees thereunder, (B) the Shareholders shall be responsible for the next $100,000 of termination costs and fees thereunder and (C) all termination costs and fees in excess of $200,000 shall be borne equally by TriStar, on the one hand, and the Shareholders, on the other hand.

8.    DOCUMENTS TO BE DELIVERED AT CLOSING

      8.1   TO PURCHASER.  At the Closing, there shall be delivered to
Purchaser:

            (a) the Shares, together with duly executed stock powers, in form satisfactory to Purchaser and its counsel;

            (b)   the corporate minute books and stock books of the Company;

            (c)   the Letter of Credit;

            (d)   the Fort Worth Lease;

            (e)   the Employment Agreements;

            (f) a certificate, signed by the chief executive officer of the Company, as to the fulfillment of the conditions set forth in Sections 6.1, 6.2, 6.3 and 6.4 hereof;

            (g) opinion of counsel to the Company and the Shareholders, dated as of the Closing Date, in form reasonably acceptable to Purchaser;

            (h)   a copy of all consents and approvals referred to in Section
      6.2 hereof;

            (i)   resignations of all of the directors of the Company; and

            (j)   all other items reasonably requested by Purchaser.

      8.2   TO THE COMPANY.  At the Closing, there shall be delivered to the
Shareholders:

            (a) The cash portion of the purchase price and the Note as contemplated by Section 2.1 hereof;

            (b)   the Fort Worth Lease;

            (c) a certificate, signed by the President of Purchaser, as to the fulfillment of the conditions set forth in Sections 7.1 and 7.2 hereof;

            (d) opinion of counsel to the Purchaser, dated as of the Closing Date, in form reasonably acceptable to Seller;

            (e)   possession of, and title to, the Excluded Assets;

            (f)   the Employment Agreements; and

            (g)   all other items reasonably requested by the Shareholders.

9.    SURVIVAL

      All representations, warranties, covenants and agreements made by any party to this Agreement or pursuant hereto shall be deemed to be material and to have been relied upon by the parties hereto and shall survive the Closing for a period of 18 months; provided, however, that (i) the representations contained in Sections 3.6, 3.7(b), 3.7(h), 3.10 and 3.14, 4.8 and 4.9, and (ii) the covenants contained in Sections 1, 2, 10 and 11 shall survive until the statute of limitations with respect to such matters expires. The representations and warranties hereunder shall not be affected or diminished by any investigation at any time by or on behalf of the party for whose benefit such representations and warranties were made. All statements contained herein or in any certificate, exhibit, list or other document delivered pursuant hereto or in connection with the transactions contemplated hereby shall be deemed to be representations and warranties.

10.   INDEMNIFICATION OF THE SHAREHOLDERS

      Purchaser shall indemnify and hold the Shareholders harmless from, against, for and in respect of:

            (a) any and all damages, losses, settlement payments, obligations, liabilities, claims, actions or causes of action and encumbrances suffered, sustained, incurred or required to be paid by the Shareholders because of the breach of any written representation, warranty, agreement or covenant of Purchaser contained in or made in connection with this Agreement;

            (b) any and all liabilities, obligations, claims and demands arising out of the ownership and operation of the Company on and after the Closing Date, except to the extent the same arises from a breach of any written representation, warranty, agreement or covenant of any Company or any Shareholder contained in or made in connection with this Agreement; and

            (c) all reasonable costs and expenses (including, without limitation, attorneys' fees, interest and penalties) incurred by the Shareholders or the Shareholders in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against in this Section 10.

11.   INDEMNIFICATION OF PURCHASER

      The Shareholders, jointly and severally, shall indemnify and hold Purchaser harmless from, against, for and in respect of:

            (a) any and all damages, losses, settlement payments, obligations, liabilities, claims, actions or causes of action and encumbrances suffered, sustained, incurred or required to be paid by Purchaser because of the breach of any written representation, warranty, agreement or covenant of the Company or the Shareholders contained in or made in connection with this Agreement;

            (b)   Excluded Liabilities;

            (c) without limiting the generality of Subsection (b) hereof, any federal, state or local income, franchise or property tax, penalty or interest of the Company or the Shareholders attributable to or arising from (i) the Section 338(h)(10) Election or (ii) any period ending prior to or at the time of the Closing;

            (d) any liability or obligation under or in connection with the Excluded Assets; and

            (e) all reasonable costs and expenses (including, without limitation, attorneys' fees, interest and penalties) incurred by Purchaser in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against in this
      Section 11.

12.   GENERAL RULES REGARDING INDEMNIFICATION

            (a) The obligations and liabilities of each indemnifying party hereunder with respect to claims resulting from the assertion of liability by the other party or indemnified third parties, prior to the end of any applicable survival period, shall be subject to the following terms and conditions:

                  (i) The indemnified party shall give prompt written notice (which is no event shall exceed 20 days from the date on which the indemnified party first became aware of such claim or assertion) to the indemnifying party of any claim which might give rise to a claim by the indemnified party against the indemnifying party based on the indemnity agreements contained in Section 10 or 11 hereof, stating the nature and basis of said claims and the amounts thereof, to the extent known;

                  (ii) If any action, suit or proceeding is brought against the indemnified party with respect to which the indemnifying party may have liability under the indemnity agreements contained in Section 10 or 11 hereof, the action, suit or proceeding shall, upon the written acknowledgment by the indemnifying party that is obligated to indemnify under such indemnity agreement, be defended (including all proceedings on appeal or for review which counsel for the indemnifying party shall deem appropriate) by the indemnifying party. The indemnified party shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the indemnified party's own expense unless the employment of such counsel and the payment of such fees and expenses both shall have been specifically authorized in writing by the indemnifying party in connection with the defense of such action, suit or proceeding, in which event the indemnifying party shall not have the right to direct the defense of such action, suit or proceeding on behalf of the indemnified party. The indemnified party shall be kept fully informed of such action, suit or proceeding at all stages thereof whether or not it is represented by separate counsel.

                  (iii) The indemnified party shall make available to the
            indemnifying party and its attorneys and accountants all books and records of the indemnified party relating to such proceedings or litigation and the parties hereto agree to render to each other such assistance as they may reasonably require of each other in order to ensure the proper and adequate defense of any such action, suit or proceeding.

                  (iv) The indemnified party shall not make any settlement of any claims without the written consent of the indemnifying party, which consent shall not be unreasonably withheld or delayed.

                  (v) If any claims are made by third parties against an indemnified party for which an indemnifying party would be liable, and it appears likely that such claims might also be covered by the indemnified party's insurance policies, the indemnified party shall make a timely claim under such policies and to the extent that such party obtains any recovery from such insurance, such recovery shall be offset against any sums due from an indemnifying party (or shall be repaid by the indemnified party to the extent that an indemnifying party has already paid any such amounts). The parties acknowledge, however, that if an indemnified party is self-insured as to any matters, either directly or through an insurer which assesses retroactive premiums based on loss experience, then to the extent that the indemnified party bears the economic burden of any claims through self-insurance or retroactive premiums or insurance ratings, the indemnifying party's obligation shall only be reduced by any insurance recovery in excess of the amount paid or to be paid by the indemnified party in insurance premiums.

                  (vi) Unless the Shareholders satisfy in full an indemnification claim payable by them hereunder (the "Claim Amount") in cash or other consideration acceptable to the Purchaser including, without limitation, by means of offset pursuant to a Direction to Offset delivered in accordance with subsection (vii) below, Purchaser will be entitled, at its option, to either offset the unpaid balance of the Claim Amount against the Note or draw upon the Letter of Credit in an amount equal to the unpaid balance of the Claim Amount, and shall so advise the Shareholders in writing of such intent to offset or draw (the date of which such writing is sent by the Purchaser being referred to as the "Offset Notice Date").

                  (vii) The Shareholders may, in their sole discretion, elect to satisfy all or any portion of a Claim Amount, subject to the provisions in this subsection (vii), by delivering a written notice to Purchaser (a "Direction to Offset") directing it to either offset the unpaid balance of such Claim Amount against amounts payable under the Note or draw upon the Letter of Credit in an amount equal to the unpaid balance of such Claim Amount, provided that "Offset Notice Date" shall be the date on which the applicable Direction to Offset is sent by the Shareholders to Purchaser; provided further, that if the aggregate unpaid balance of the Note and the remaining balance of the Letter of Credit is less than the Claim Amount, the Shareholders shall remain liable for the unsatisfied portion of the Claim Amount.

            (b)   The aggregate amount of the Shareholders' liability under
      Section 11 shall not exceed $2,000,000; provided, however, that there shall be no limit on the amount of liability of the Shareholders for damages, losses, settlement payments, obligations, liabilities, claims, actions or causes of action and encumbrances suffered, sustained, incurred or required to be paid by Purchaser and arising with respect to the purchase price adjustments contained in (i) Article 2, the representations contained in Sections 3.6, 3.7(b) and (h), 3.10 and 3.14 and the covenants contained in Section 11 and (ii) matters involving fraud, willful misrepresentation or deception committed by Shareholders, as determined by a court of competent jurisdiction.

            (c) Except as herein expressly provided, the remedies provided in Sections 10 through 12 hereof shall be the sole and exclusive remedy for any breach of the representations, warranties or covenants contained herein, absent fraud and shall preclude assertion by any party of any other rights or the seeking of any other rights or remedies against any other party hereto.

13.   FAILURE TO CLOSE BECAUSE OF DEFAULT

      In the event that the Closing is not consummated by virtue of a material default made by a party in the observance or in the due and timely performance of any of its covenants or agreements herein contained or a material breach of any representation or warranty in this Agreement ("Default"), the parties shall have and retain all of the rights afforded them at law or in equity by reason of that Default. In addition, the Company and the Shareholders, on the one hand, and Purchaser, on the other, acknowledge that the Shares and the transactions contemplated hereby are unique, that a failure by any of them to complete such transactions will cause irreparable injury to the other, and that actual damages for any such failure may be difficult to ascertain and may be inadequate. Consequently, Purchaser, the Company and the Shareholders agree that each shall be entitled, in the event of a Default by the other, to specific performance of any of the provisions of this Agreement in addition to any other legal or equitable remedies to which the non-defaulting party may otherwise be entitled. In the event any action is brought, the prevailing party shall be entitled to recover court costs, arbitration expenses and reasonable attorneys' fees.

14.   TERMINATION RIGHTS

      This Agreement may be terminated by either Purchaser or the Company, if either such party is not then in Default, upon written notice to the other upon the occurrence of any of the following:

            (a) If the Closing has not occurred on or before the close of business on March 31, 1999;

            (b) If either party Defaults and such Default has not been cured within 30 days of written notice of such Default by the other party;

            (c) Subject to the provisions of Sections 6 and 7 hereof, by the Company or Purchaser, if on the Closing Date any of the conditions precedent to the obligations of the Company or Purchaser, respectively, set forth in this Agreement have not been satisfied or waived by such party; or

            (d)   By mutual consent of the Company and Purchaser.

15.   MISCELLANEOUS PROVISIONS

      15.1 EXPENSES. Purchaser shall pay the fees and expenses incurred by it in connection with the transactions contemplated by this Agreement and the Shareholders shall pay the fees and expenses incurred by the Sellers in connection with the transactions contemplated by this Agreement; provided, however, the Company may pay up to $100,000 of the Shareholders' and the Company's fees and expenses incurred in connection with this transaction. If any action is brought for breach of this Agreement or to enforce any provision of this Agreement, the prevailing party shall be entitled to recover court costs, arbitration expenses and reasonable attorneys' fees.

      15.2 AMENDMENT. This Agreement may be amended at any time but only by an instrument in writing signed by the parties hereto.

      15.3 NOTICES. All notices and other communications delivered hereunder shall be in writing and shall be deemed given if delivered personally or upon actual receipt if mailed by certified mail, return receipt requested or delivered by nationally recognized "next-day" delivery service, to the parties at the addresses set forth below:

      If to the Company:

                  Standard Parts and Equipment Corporation
                  904 North Main Street
                  Fort Worth, Texas 76106
                  Attention: John W. Ratliff
                  Telephone:  (817) 336-2521
                  Facsimile:  (817) 263-6979

      with a copy to:

                  Cantey & Hanger
                  801 Cherry Street, Suite 2100
                  Fort Worth, Texas 76102
                  Attention:  Kirk R. Manning
                  Telephone:  (817) 877-2863
                  Facsimile:  (817) 877-2807

      If to Purchaser:

                  TriStar Aerospace Co.
                  2527 Willowbrook Road
                  Dallas, Texas 75220
                  Attention:  P. Quentin Bourjeaurd
                  Telephone:  (214) 355-5000
                  Telecopy:   (214) 355-5030

      with a copy to:

                  Crouch & Hallett, L.L.P.
                  717 N. Harwood, Suite 1400
                  Dallas, Texas 75201
                  Attention:  Timothy R. Vaughan
                  Telephone:  (214) 922-4167
                  Telecopy:   (214) 922-4193

or such other address or addresses as any party shall have designated by notice to each other party in accordance with this Section 15.3.

      15.4 ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the others; provided, however, that Purchaser may assign its rights under this Agreement to any of its subsidiaries or affiliated corporations.

      15.5 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      15.6 HEADINGS. The headings of the Sections of this Agreement are inserted for convenience only and shall not constitute a part hereof.

      15.7 ENTIRE AGREEMENT. This Agreement and the documents referred to herein contain the entire understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties, conveyances or undertaking other than those expressly set forth herein. This Agreement supersedes any prior agreements and understandings between the parties with respect to the subject matter.

      15.8 WAIVER. No attempted waiver of compliance with any provision or condition hereof, or consent pursuant to this Agreement, will be effective unless evidenced by an instrument in writing by the party against whom the enforcement of any such waiver or consent is sought.

      15.9 GOVERNING LAW AND VENUE. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (BUT NOT THE CONFLICTS OF LAW PRINCIPLES) OF THE STATE OF TEXAS. IF ANY ACTION IS BROUGHT TO ENFORCE OR INTERPRET THIS AGREEMENT, VENUE FOR SUCH ACTION SHALL BE IN DALLAS COUNTY, TEXAS.

      15.10 ASSERTION OF CLAIMS AGAINST THE COMPANY. In any proceeding by Purchaser to assert or prosecute any claims under, or to otherwise enforce, the Agreement, the Shareholders agrees that they shall not assert as a defense or bar to recovery, and hereby waives any right to so assert such defense or bar such recovery, that (a) prior to Closing the Company shall have had knowledge of the circumstances giving rise to the claim being pursued by it; (b) prior to Closing, the Company engaged in conduct or took action that caused or brought about the circumstances giving rise to its claim, or otherwise contributed thereto; or (c) the Shareholders have a right of contribution from the Company to the extent that there is any recovery against them.

      15.11 SEVERABILITY.

            (a) If any provision of this Agreement shall, for any reason, be held unenforceable, such provision to the extent enforceable shall be severed from this Agreement unless, as a result of such severance, the Agreement fails to reflect the basic intent of the parties. If the Agreement continues to reflect the basic intent of the parties, then the invalidity of such specific provision shall not affect the enforceability of any other provision herein, and the remaining provisions shall remain in full force and effect.

            (b) In the event that any covenant or restriction contained herein is determined by a court of law to be overly broad, thereby making the covenant unenforceable, the parties hereto agree, and it is their desire, that such court shall substitute a judicially enforceable limitation in its place, and that as so modified the covenant shall be binding upon the parties as if originally set forth herein.

      15.12 INTENDED BENEFICIARIES. The rights and obligations contained in this Agreement are hereby declared by the parties hereto to have been provided expressly for the exclusive benefit of such entities as set forth herein and shall not benefit, and do not benefit, any unrelated third parties.

      15.13 MUTUAL CONTRIBUTION. The parties to this Agreement and their counsel have mutually contributed to its drafting. Consequently, no provision of this Agreement shall be construed against any party on the ground that such party drafted the provision or caused it to be drafted or the provision contains a covenant of such party.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                    TRISTAR AEROSPACE, INC.

                                    By: /s/ P. Quentin Bourjeaurd
                                       -----------------------------------------
                                          P. Quentin Bourjeaurd
                                          President


                                    STANDARD PARTS & EQUIPMENT CORPORATION

                                    By: /s/ John W. Ratliff
                                       -----------------------------------------
                                          John W. Ratliff
                                          President

                                    THE SHAREHOLDERS:

                                     /s/ John W. Ratliff
                                    --------------------------------------------
                                          John W. Ratliff

                                     /s/ Lisa K. Ratliff
                                    --------------------------------------------
                                          Lisa K. Ratliff